InterOil Announces Board and Management Changes

-- Sir Wilson Kamit CBE Nominated to the Board Of Directors

-- Isikeli Taureka Appointed E.V.P. Corporate Development and Government Relations

-- E.V.P. Christian Vinson to Retire

PORT MORESBY, Papua New Guinea, and HOUSTON, May 29, 2013 /PRNewswire/ -- InterOil Corporation (NYSE:IOC) (POMSoX:IOC) ("InterOil") today announced that it has nominated Sir Wilson Kamit CBE for election to the Board of Directors. In addition, Isikeli Taureka will join InterOil as Executive Vice President of Corporate Development and Government Relations. Executive Vice President Christian Vinson, who has led InterOil's corporate development and PNG government relations efforts since the Company's inception, will retire in June.

Sir Wilson recently retired as Governor of the Bank of Papua New Guinea and Chairman of its Bank Board. In that capacity, he also served as the Alternate Governor representing Papua New Guinea at the International Monetary Fund. Following his retirement as Governor, Sir Wilson was appointed to the Board of Directors of the Asian Development Bank as the Alternate Executive Director representing the Republic of Korea, Papua New Guinea, Sri Lanka, Taipei, China, Uzbekistan, Vanuatu and Vietnam.

Sir Wilson began his career at the Bank of Papua New Guinea, where he served in a number of management roles until being appointed Deputy Governor.

Sir Wilson has a degree in Economics from the University of Papua New Guinea. He is a Senior Fellow of the Corporate Directors Association of Australia, an Honorary Fellow of the PNG Institute of Banking and Business Management Inc., and a Member of the Papua New Guinea Institute of Directors Inc. He was made a Commander of the British Empire (CBE) in June 2000 and awarded a Knighthood in June 2009 by Her Majesty Queen Elizabeth II.

Isikeli ("Keli") Taureka was most recently the head of Chevron Corporation's Geothermal & Power Operations (GPO). Prior to his assignment with GPO, Mr. Taureka was the President of ChevronTexaco China Energy Company with responsibility for Chevron's oil and gas upstream activities in China. Earlier at Chevron, Mr. Taureka served in a variety of executive positions, including General Manager/Country Manager for Chevron New Guinea Limited, where he was responsible for oil operations in Papua New Guinea and Western Australia.

Before joining Chevron, Mr. Taureka was recruited by the then-Prime Minister Sir Rabbie Namaliu to manage the state-owned Post and Telecommunication Corp., a position to which he was re-appointed under the succeeding Prime Minister, Sir Julius Chan. Earlier, Mr. Taureka worked at the Bank of South Pacific Limited (BSP) as Deputy Managing Director of the joint venture, Resources Investment Finance Limited.

Mr. Taureka has a degree in Economics from the University of Papua New Guinea and is a citizen of Papua New Guinea.

Dr. Gaylen Byker, InterOil's Chairman and Interim CEO said, "We are thankful for Christian's many years of dedication and hard work and for what we've accomplished over the years because of his efforts. Additionally, as we embark on our next phase of growth, we are pleased to have such distinguished citizens of Papua New Guinea as Sir Wilson agreeing to be nominated to the Board of Directors and Mr. Taureka joining the management of InterOil."

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct liquefaction facilities in Papua New Guinea. InterOil's common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil
Wayne Andrews	Meg LaSalle
V. P. Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1 281-292-1800	Phone: +1 281-292-1800